SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 09, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew appoints Anne-Francoise Nesmes as Chief Financial Officer
9 April 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, is pleased to announce that Anne-Francoise Nesmes has been appointed as the Company's new Chief Financial Officer ('CFO'). Anne-Francoise will join Smith+Nephew by 3 August 2020, once her current commitments have concluded, when she will also be appointed to the Board as an Executive Director.

Anne-Francoise Nesmes is currently CFO of Merlin Entertainments Ltd ('Merlin'), the world's second-largest visitor attraction operator, a position she has held since August 2016. Merlin was a constituent of the FTSE 250 before being acquired by private equity in November 2019. Anne-Francoise is also a Non-Executive Director of Compass Group PLC.

Prior to Merlin, Anne-Francoise was CFO of FTSE 250 specialist animal health company Dechra Pharmaceuticals PLC (2013-2016), and held a variety of increasingly senior roles at GlaxoSmithKline plc in the UK and overseas (1997-2013), including Senior Vice President of Finance for the £3.5 billion revenue vaccines business.

Anne-Francoise qualified as a Chartered Management Accountant and has an MBA from Henley Management College. She has dual French and British citizenship.

Roland Diggelmann, Chief Executive Smith+Nephew, commented:
"Anne-Francoise is an exceptional finance leader who has demonstrated her effectiveness supporting ambitious strategic, investment and efficiency programmes in both healthcare and other sectors. I am excited that she is joining Smith+Nephew."

Anne-Francoise Nesmes commented:
"This is a wonderful opportunity to join a major global healthcare company with a strong heritage and exciting long-term prospects. I look forward to working with Roland and the team, and supporting their ambitious vision for Smith+Nephew."

As previously announced, Graham Baker will step down as CFO and leave Smith+Nephew for a new opportunity on 30 April 2020. Ian Melling, Senior Vice President Group Finance, will serve as interim CFO from that date until Anne-Francoise joins. Graham will stand down as a Director after the Annual General Meeting to be held at 2:00pm today.

No further disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the Financial Conduct Authority's Listing Rules in respect of these appointments.

Remuneration

Anne-Francoise Nesmes will be paid in accordance with the Remuneration Policy, which will be presented to shareholders for approval later today, and as set out in the 2019 Annual Report:

●          She will receive a base salary of £580,000 per annum;
●          She will participate in the Annual Bonus Plan with a maximum opportunity of 215% of base salary, of which 50% will be paid in cash and 50% will be paid in shares deferred for three years. For 2020, this will be pro-rated for length of time served;
●          She will participate in the Performance Share Programme with a maximum opportunity of 275% of base salary;
●          The Company will pay cash in lieu of a pension of 12% of salary per annum;
●          She will receive standard benefits, which are not materially different in nature or value relative to the incumbent CFO;
●          Her notice period will not be less than six months from her and not less than 12 months from the Company.

Enquiries

Investors
Andrew Swift                                                                  +44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds                                                            +44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal                                  +44 (0) 20 7404 5959 Brunswick

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,500+ employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 09, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary